Exhibit 21.1

Subsidiaries (Active)

Name	Jurisdiction of Organization

Climb Channel Solutions, Inc.	Delaware

TechXtend, Inc.	Delaware

ISP International Software Partners, Inc. Interwork Technologies Inc. Wayside Technology Group Europe B.V. Lifeboat Distribution, EMEA B.V.	Delaware Delaware Netherlands Netherlands
Wayside Technology Group (Canada), Inc. Wayside Technology UK Holdings Limited	Canada England and Wales

CDF Group Limited Grey Matter Limited Grey Matter (EMEA) Limited	England and Wales England and Wales Ireland